Exhibit 99.1

NIP Group Releases Inaugural Sustainability Report for 2024, Charting New Course for the Digital Entertainment Industry

ABU DHABI, United Arab Emirates, June 26, 2025 — NIP Group Inc. (“NIP Group” or the “Company”) (NASDAQ: NIPG), a leading digital entertainment company, today announced that it has published its inaugural sustainability report following its successful IPO in July 2024. The report, available on the Company’s investor relations website at https://ir.nipg.com/, highlights NIP Group’s 2024 sustainability initiatives and achievements, reflecting its commitment to corporate governance, sustainable development and social value creation across its diversified digital entertainment ecosystem.

NIP Group’s 2024 report is the first comprehensive sustainability report of its kind in the global esports industry, underscoring the Company’s efforts to embed sustainability into its operations and promote responsible, equitable and enduring growth across its business and global esports sector.

Mario Ho, Chairman and Co-CEO of NIP Group, commented, “As a global digital entertainment company, we are committed to advancing sustainable development alongside our Company’s growth. We aim to drive progress across the esports and broader digital entertainment ecosystem while fostering social value creation and enabling industry innovation. Our inaugural sustainability report reaffirms our dedication to building an open, inclusive and responsible industry platform that connects players, fans, partners and communities worldwide with inspiring digital entertainment experiences.”

Hicham Chahine, Co-CEO of NIP Group, added, “Sustainability is an integral part of our business strategy and long-term vision. From enhancing governance and data security to promoting diversity, community engagement and environmental responsibility, we strive to create lasting value for all of our stakeholders. As we expand globally, we remain committed to strengthening our sustainability and governance practices across our operations and contributing to the future of digital entertainment.”

The digital entertainment landscape is undergoing rapid transformation, with gaming and esports becoming mainstream cultural touchpoints that engage billions of users globally. In this dynamic environment, NIP Group is advancing its sustainability strategy across four key pillars: Sound Governance, Diversified Development, People-First and Esports for Good. The Company’s 2024 sustainability report outlines NIP Group’s measurable impact in these areas and its approach to creating shared value across its global operations.

Highlights of NIP Group’s 2024 Sustainability Report:

1.	Sound Governance

NIP Group has continued to strengthen corporate governance and compliance across its global operations. The Company has reinforced internal controls, enhanced risk management frameworks, and clearly defined governance responsibilities across its Board and executive leadership team, with five specialized committees and compliance systems spanning China, Sweden, and the U.S. In 2024, NIP Group upheld rigorous internal controls, advanced data privacy and security practices. It also engaged transparently with global stakeholders through enhanced investor communications channels. As the first esports company to join China’s Trust and Integrity Enterprise Alliance, NIP Group championed business ethics, fair competition, and accountability, laying a strong foundation for sustainable global growth.

2.	Diversified Development

NIP Group continues to broaden, innovate and diversify its digital entertainment ecosystem anchored in its global esports leadership. In 2024, the Company expanded its capabilities across event production, talent management, content creation, game publishing, esports education and gaming-themed hospitality. The Company is actively expanding its event footprint. By the end of 2024, NIP Group had delivered immersive experiences reaching millions, with flagship brands like MAG Studio organizing or co-hosting 100 esports and entertainment events across 255, and Dragon V organizing 142 high-profile events. Other key milestones included NIP Group’s entry into the game publishing market with the release of its first game and its entry into new strategic partnerships that broaden its global reach, such as its collaboration with the Abu Dhabi Investment Office, underscoring NIP Group’s commitment to cultural innovation and long-term industry impact.

3.	People-First

NIP Group prioritizes employee well-being, career growth and diversity as key drivers for success. It engages in equitable hiring practices, standardized performance evaluations, comprehensive training programs and robust employee well-being initiatives. In 2024, the Company achieved near gender parity, with women making up 47.8% of its full-time workforce. It also delivered 5,532 hours of employee training and maintained a 100% return rate from maternity leave, with 100% of its employees covered by social insurance. Upgraded offices, employee dormitories, and cafeteria enhancements also reflect NIP Group’s ongoing investment in creating a thriving, respectful and supportive work environment.

4.	Esports for Good

NIP Group actively drives positive social impact, from youth empowerment programs across seven cities in China to digital inclusion, environmental stewardship, and charitable initiatives, such as disability-inclusive esports training in partnership with the Wuhan Disabled Persons’ Federation. Environmental campaigns, including the World Wide Fund for Nature’s Earth Hour and the Yangtze River dolphin conservation effort, mobilized fans around sustainability, while esports-themed cultural tourism enhanced city identities. By embedding social value into its brand and activating its community at scale, NIP Group showcased how esports can catalyze inclusive and responsible social progress.

The Company’s full 2024 Sustainability Report is available in both English and Chinese. To support environmental conservation, interested parties are strongly encouraged to access the electronic version on the Company’s investor relations website at https://ir.nipg.com/.

About NIP Group

NIP Group (NASDAQ: NIPG) is a global digital entertainment company driving the evolution of gaming and esports. With a diversified ecosystem spanning esports teams, arenas and events, content and influencer networks, game publishing, and hospitality, we engage hundreds of millions of fans and create immersive entertainment experiences. Operating across Europe, the Middle East, Asia and the Americas, we collaborate with leading gaming companies to push the boundaries of interactive entertainment and bring gaming to new audiences worldwide.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg